

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Via E-mail
Sanford Lang
Chief Executive Officer
INSYNERGY, INC.
4705 Laurel Canyon Blvd., Suite 205
Studio City, CA 91604

      Re: INSYNERGY, INC.
                 Registration Statement on Form S-1
                 Filed January 31, 2012
                 File No. 333-179262

Dear Mr. Lang:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to disclose on the cover page and in the prospectus summary that you are a shell company as defined under Rule 405 of the Securities Act. Throughout your prospectus (such as Management's Discussion and Analysis), discuss the challenges and risks of being a shell company. For example, include a risk factor highlighting the unavailability of Rule 144 for resales of your company's securities. Further, revise your Rule 144 disclosure on page 9 in light of your status as a shell company. Please refer to Rule 144(i).

2.   Because you are a shell company, your selling shareholders are deemed to be underwriters in connection with their resales. See SEC Release 33-8869 (2007). The Release makes clear that Rule 144 is not available for the resale of securities issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a

shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company's securities. Please revise to name the selling shareholders as underwriters. You must also fix the price for the entire duration of the offering because the offering is deemed to be on behalf of the company, and the company is not eligible to conduct an at-the-market offering. Refer to Rules 415(a)(4) and 415(a)(1)(x).

3.   Please have your auditor revise their consent to clearly state they consent to the identification of the firm under the caption "Experts."

Prospectus Summary, page 1

4.   Disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

5.   We note your ability to continue as a going concern is contingent on obtaining additional capital. Please disclose the amount you will need in the next twelve months to meet your short-term liquidity requirements. In this amount, please disclose the amount you will need to meet your public reporting requirements. Although we note your disclosure on pages 4, 24, and 28 that you will need about $500,000 to $1,500,000, please present a more precise range throughout your prospectus such as the second risk factor on page 3. In addition, please discuss with specificity what the funding will accomplish in advancing your operations and business plan.

6.   Disclose why the company is conducting an offering and becoming a reporting company at this time in light of the following:

*   The company is a development stage company;
*   The offering by selling shareholders will not raise funds for the company, which currently has insufficient funds to implement its business plan and to finance ongoing operations, including the costs of the offering and of being a reporting company with the SEC;
*   The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability raise funds through equity financings or to use its shares as consideration;
*   The company's common stock will likely be a penny stock;
*   An investment in the company's shares will be highly illiquid due to the unavailability of Rule 144 for resales of restricted securities and the market restrictions noted, above.

Risk Factors, page 3

7.   We note control of your company is held by Messrs. Lang and Goldrod. Please include a
        risk factor that discusses risks incident to their control such as their ability to elect
        directors and affect change of control transactions.

Selling Stockholders, page 7

8.   Please include a column in the selling stockholders table showing the percent of shares
        held by the selling shareholders after the offering.

Plan of Distribution, page 9

9.   Please refer to prior comment two. Please revise to fix the offering price for the entire
        duration of the offering and name the selling shareholders as underwriters (not "might be
        deemed underwriters").

10.   Please revise your Rule 144 disclosure on page 9. Please state that the safe harbor
        provisions of the Rule are not available until you meet the requirements of paragraph
        (i)(2) of Rule 144. Please disclose those requirements.

11.   Please clarify that any short sales must be entered into after effectiveness of the
        registration statement. Refer to the Division's Disclosure and Compliance
        Interpretations, Securities Act Sections, Interpretive Response 239.10, available on our
        website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#sas.

Directors, Executive Officers, Promoters, and Control Persons, page 11

12.   Please clarify how Messrs. Lang and Goldrod have been officers and directors of the
        company since November 2009 when you disclose on page 1 that Insynergy, Inc. was
        incorporated on January 26, 2010.

Security Ownership of Certain Beneficial Owners and Management, page 13

13.   The totals for ownership by officers and directors as a group appear confusing and
        somewhat inaccurate. Please revise to provide the information in the format required by
        Item 403 of Regulation S-K by providing one row showing the beneficial ownership of
        directors and executive officers as a group, without naming them

Description of Business, page 18

The Market, page 17

14.   We note your citation to Wikipedia for the size of your market. To provide support for this metric, please disclose who provided the data, when it was provided and the basis for your belief that the data is accurate.

Initial Products to be Marketed, page 19

15.   Please disclose whether your license agreements to market Kruncher and Xsize are exclusive.

16.   You disclose the profit margins for the licensors of Kruncher and Xsize. Please also disclose your margins and any other material terms like suggested retail price of the products.

17.   Please present more details on the necessary minimum sales to continue the contracts for the products that you market.

Test Marketing, page 21

18.   We note you have signed license agreements for Kruncher and Xsize. Please disclose whether you have tested these products and done test air segments.

Executive Compensation, page 32

19.   We note a majority of your board of directors is made up of your current executive officers. If true, disclose that your executive officers in effect set their own compensation.

20.   Please update your executive compensation for the fiscal year ended 2011.

Item 15. Recent Sales of Unregistered Securities, page 65

21.   Please clarify the amount you raised in your private placement that closed on October 7, 2011.

22.   We note you issued about 14.5 million shares to 84 sophisticated investors for consulting and services expenses. Please disclose the nature of these consulting services. Tell us whether any of the investors should be identified as promoters and, if they should not be identified as such, then why not.

Exhibits, page 66

23.   We note you have two notes payable dated as of February 3, 2010 and April 5, 2011.

Financial Statements, page F-1

24.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3371 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.


Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director


cc: <u>Via E-mail</u>
       Donald G. Davis, Esq.